Nevada Power Company
6226 West Sahara Avenue
Las Vegas, Nevada 89146
(702) 402-5000

October 14, 2016

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:    Nevada Power Company
Registration Statement on Form S-3
Filed September 30, 2016
File No. 333-213897

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nevada Power Company (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that it becomes effective at 4:00 p.m., Eastern Time, on October 18, 2016, or as soon thereafter as practicable.

NEVADA POWER COMPANY

/s/ E. Kevin Bethel
E. Kevin Bethel
Senior Vice President, Chief Financial Officer and Director
(principal financial and accounting officer)